Exhibit 12.1

ZIOPHARM Oncology, Inc.

Computation of Ratio of Earnings to Fixed Charges

and to Combined Fixed Changes and Preference Dividends

	Year Ended December 31,					Nine Months Ended September 30,
$ In Thousands, Except Ratio	2009	2010	2011	2012	2013	2014
Fixed charges:
Interest Expense	$—	$—	$—	$—	$—	$—
Amortized premiums discounts and capitalized expenses related to indebtedness	—	—	—	—	—	—

	$—	$—	$—	$—	$—	$—

Earnings (loss):
Net income (loss) before tax benefit (provision)	$(7,649)	$(32,670)	$(63,778)	$(96,132)	$(57,107)	$(21,380)
Add fixed charges	—	—	—	—	—	—

	$(7,649)	$(32,670)	$(63,778)	$(96,132)	$(57,107)	$(21,380)

Ratio of earnings to fixed charges	*	*	*	*	*	*

Deficiency of earnings to fixed charges	$(7,649)	$(32,670)	$(63,778)	$(96,132)	$(57,107)	$(21,380)

*	Less than one to one coverage